UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CARTHEW BAY TECHNOLOGY INC.

(F/K/A ASTRIS ENERGI INC.)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

045913100

(CUSIP Number)

Atul Sabharwal

ACME Global Inc.

5 Marway Circle

Rochester, NY 14624

585-426-3222

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 31, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Secs. 240.13d-7 for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. ACME Global Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3.	SEC Use Only
4.	Source Of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E) □
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	*
	8.	Shared Voting Power
	9.	Sole Dispositive Power	*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,547,619 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented By Amount In Row (11) 2.7% *
14.	Type of Reporting Person (See Instructions) CO

                 *Upon the exercise of all of the warrants held by ACME Global Inc. ("ACME") as of September 13, 2007, ACME would own 1,547,619 shares of the common stock, no par value, of Carthew Bay Technology Inc. (f/k/a Astris Energi Inc.) (the "Issuer"). Prior to such an exercise, ACME has no voting or dispositive power (sole or shared) with respect to the underlying shares of the Issuer's common stock or any other security of the Issuer. Following the exercise of all of the warrants held by ACME, ACME would have sole voting and dispositive power with respect to 1,547,619 shares of the Issuer's common stock.

This Amendment No. 4 ("Amendment No. 4") further amends and supplements the Schedule 13D previously filed by ACME Global, Inc. ("ACME") with the Securities and Exchange Commission on March 27, 2007 as amended by Amendment No. 1 to the Schedule 13D filed April 19, 2007 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed May 2, 2007 ("Amendment No. 2"), and Amendment No. 3 to the Schedule 13D filed June 13, 2007, each relating to the common stock, no par value (the "Common Stock"), of Carthew Bay Technology, Inc. (f/k/a Astris Energi Inc.) (the "Issuer"). Capitalized terms defined in the Schedule 13D are used herein with the same meaning.

Except as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)         In connection with the consummation of the Acquisition and related transactions described in Amendment No. 3:

(i)         the Issuer fulfilled an obligation to issue to ACME the warrants to purchase 737,019 shares of Common Stock with respect to which ACME previously acquired rights from former debenture holders of the Issuer. Specifically, ACME acquired a warrant to purchase 366,700 shares of Common Stock at an exercise price of $0.19 per share; a warrant to purchase 141,132 shares of Common Stock at an exercise price of $0.20 per share; and a warrant to purchase 229,187 shares of Common Stock at an exercise price of $0.30 per share. ACME is required to give the Issuer 65 days prior notice before exercising the warrants described in this Item 5(a)(i) if any such exercise would result in an aggregate ownership by ACME of more than 4.99% of the Issuer's outstanding shares of Common Stock. The respective per share exercise prices of these warrants are currently above the trading price of the Common Stock.

(ii)       the Issuer exercised the Option to purchase for US$1.00 all of the 4,248,750 shares of Common Stock issued to GSI on March 16, 2007;

(iii)       ACME delivered evidence of the cancellation of the secured convertible debentures of the Issuer held by ACME in the principal amounts of US$1,225,000 and CA$ 380,000; and

(iv)       ACME delivered evidence of the cancellation of the secured convertible promissory note dated April 30, 2007 issued by the Issuer in favor of GSI with a maximum principal amount of US$600,000.

As a result of Item 5(a)(ii) and (iv), GSI holds no interest in, or right to, any securities of the Issuer. GSI expressly disclaims beneficial ownership of the warrants held by ACME, and therefore, GSI's beneficial ownership is zero.

The only securities of the Issuer that ACME holds any interest in, or right to, are warrants to purchase an aggregate of 1,547,619 shares of Common Stock. If all of the warrants were exercised, the resulting shares of Common Stock held by ACME would represent only 2.7% of the outstanding Common Stock, following such exercise. Therefore, ACME's aggregate beneficial ownership of shares of Common Stock is 2.7%.

(b)        ACME has no voting power or dispositive power (sole or shared) with respect to its warrants to purchase 1,547,619 shares of Common Stock. However, following the exercise of all of the warrants held by ACME, ACME would have sole voting and dispositive power with respect to 1,547,619 shares of the Issuer's common stock. GSI has no voting power or disposition power (sole or shared) with respect to any securities of the Issuer.

(c)	See Item 5(a).

(d)	Not applicable.

(e)         ACME ceased being a beneficial owner of more than 5% of the Common Stock on July 31, 2007 following the exercise of the Option and the consummation of the Acquisition.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007

ACME GLOBAL INC.
/s/ Atul Sabharwal
By: Atul Sabharwal
Its: Director

GREEN SHELTERS INNOVATIONS LTD.
/s/ Manoj Upadhyay
By: Manoj Upadhyay
Its: Director